Filed by Corgentech Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: AlgoRx Pharmaceuticals, Inc.

Commission File No. of Subject Company: 000-51146

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The following email was sent to all Corgentech Inc. employees on October 4th, 2005 at 11:22AM (PT).

From: James Huang

Sent: Tuesday, October 04, 2005 11:22 AM

To: Corgentech

Subject:

Importance: High

Dear All:

The merger between AlgoRx and Corgentech is moving forward at excellent pace. As part of the process, the two companies must become intimately familiar with one another so that at close, the new, combined company will be ready to operate at maximum efficiency. To this end, there will be more and more interactions between the staff of the two companies, so that everyone is fully informed. Jeff Rona, CFO of AlgoRx, and I would like for everyone to read the attached memo, which sets out some of the tasks and obligations as we continue to move to toward a successful merger of the two companies. Thank you all for your attention. Let me know if you have any questions or concerns.

Kindest Regards,

James Huang

President

Corgentech, Inc.

650 Gateway Blvd.

South San Francisco, CA 94080

Phone: 650-246-6822

Fax: 650-871-5581

Interactions between AlgoRx and Corgentech During Pendency of the Merger

•	Current Status: As you know, AlgoRx and Corgentech announced that they signed a merger agreement on Monday, September 26th. The merger must be approved by the shareholders of both companies. Prior to scheduling a shareholder meeting to request such approval, we must submit to the Securities and Exchange Commission (SEC) a legal document, known as an S-4, which explains the terms of the merger and the companies to shareholders of both companies so that they can make an informed decision. Adding up the time to prepare the S-4, submit it to the SEC, SEC to review the S-4, the companies to respond to the SEC’s comments, schedule a shareholder meeting and conduct a vote, the merger is not likely to be completed until late December or early January if the shareholder approve it. There is the chance, depending on the degree and length of review by the SEC, that the merger might be completed a few weeks earlier.

•	Separate Companies: Between the time of the signing of the Merger Agreement and approval by shareholders, the law requires that each company must retain its separate identity and operations. In other words, one company cannot exercise control over the other.

•	Interim Communications: The law permits, and our Merger Agreement provides for, the sharing of information in the interim period. To help coordinate the communication process during this interim period, AlgoRx appointed Jeff Rona and Corgentech James Huang. After a week or so of interactions, Jeff and James would like to propose a mechanism to make interactions more efficient. Specifically, we propose that we form an ALGX 3268 project team with functional representatives from each company and appointed by each company. The team and subteams would have regularly scheduled weekly meetings via teleconference (or video-conference when available). This would be the primary means of exchanging information. Of course, events will dictate that other interactions occur to discuss specific issues. Those can be discussed and scheduled either in the team meetings or communicated with Jeff and James.

•	Maintaining Sites: During the webcast announcing the merger agreement and in subsequent meetings at AlgoRx and Corgentech on September 26th, we affirmed that the Secaucus and South San Francisco facilities would be maintained. Subsequently, there were rumors that one site or the other might be closed. This is not true. As stated on Monday the 26th, both sites will be maintained.

•	Integration: We will begin to establish goals, assess workloads, assess personnel needs, and then figure out how to integrate the two companies. It is very understandable that some may be concerned about their job. We are committed to trying to provide an answer as fast as possible. As we said at the all employee meeting, it will take about three weeks.